SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2010
-----------------

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from        to
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Commission file number   1-87
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A.  Full title of the plan and the address of the plan, if
different from that of the issuer named below:

EASTMAN KODAK EMPLOYEES’
SAVINGS AND INVESTMENT PLAN

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

EASTMAN KODAK COMPANY
343 STATE STREET
ROCHESTER, NEW YORK 14650

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBIT
DECEMBER 30, 2010

		Page No.

(a)	Report of Independent Registered Public Accounting Firm	3

(b)	Financial Statements

	Statements of Net Assets Available for Benefits	4
	Statement of Changes in Net Assets Available for Benefits	5
	Notes to Financial Statements	6-15

(c)	Supplemental Schedule *

	Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)	16-21

(d)	Signature	22

(e)	Exhibit (23.1) Consent of Independent Registered Public Accounting Firm

*Prepared in accordance with the filing requirements of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  Other Schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings and Investment
Plan Committee and the Participants of
Eastman Kodak Employees’ Savings
and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Eastman Kodak Employees’ Savings and Investment Plan (the Plan) as of December 30, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 30, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Eastman Kodak Employees’ Savings and Investment Plan as of December 30, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The schedule of assets (held at end of year) as of December 30, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Insero & Company CPAs, P.C.

Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 23, 2011

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	As of December 30,
	2010	2009

ASSETS
Investments at Fair Value (including securities on loan of $1,689,170 and $1,292,983 as of December 30, 2010 and 2009, respectively)	$6,697,035	$6,602,926
Restricted Collateral for Loaned Securities	1,724,579	1,320,972

Receivables:
Dividends and Interest	15,608	16,615
Employer Contributions	664	-
Notes Receivable from Participants	25,065	26,060
Securities Sold	-	3,315
Other Receivables	-	158
Total Receivables	41,337	46,148
Total Assets	$8,462,951	$7,970,046

LIABILITIES
Accounts Payable and Accrued Expenses	$904	$3,167
Payable for Collateral on Loaned Securities	1,724,579	1,320,972
Total Liabilities	1,725,483	1,324,139

Net Assets Available for Benefits at Fair Value	6,737,468	6,645,907

Adjustment from Fair Value to Contract Value for Interest in Fully Benefit-Responsive Investment Contracts	(102,152)	(96,311)

Net Assets Available for Benefits	$6,635,316	$6,549,596

See accompanying notes to financial statements

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

For the Fiscal Year Ended December 30, 2010

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Earnings on Investments:
Interest and Dividends from Investments	$195,493
Net Appreciation in Fair Value of Investments	230,454
Total earnings on investments	425,947

Contributions:
Employer Contributions	10,632
Participants’ Contributions	71,872
Participants’ Rollover Contributions	70,549
Total Contributions	153,053

Interest Income on Notes Receivable from Participants	1,034
Total Additions	580,034

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits Paid to Participants	(491,881)
Administrative Expenses	(2,433)

Total Deductions	(494,314)

Net Increase in Net Assets Available for Benefits	85,720

Net Assets Available for Benefits at Beginning of Year	6,549,596
Net Assets Available for Benefits at End of Year	$6,635,316

See accompanying notes to financial statements

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2010 and 2009

NOTE 1:  DESCRIPTION OF PLAN

General

The Eastman Kodak Employees’ Savings and Investment Plan (the Plan or SIP) is a defined-contribution plan of a controlled group of corporations consisting of Eastman Kodak Company and certain subsidiaries operating in the United States (Kodak, the Company, or Plan Sponsor).  The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.  The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended.

The Plan is administered by The Savings and Investment Plan Committee (SIPCO), which is the Plan Administrator and named fiduciary.  The Trust is administered by BNY Mellon Financial Corporation (Plan Trustee).  The record keeper is T. Rowe Price Retirement Plan Services, Inc. (T. Rowe Price).

Eligibility

Regular full-time, regular part-time, supplementary or conditional employees of the Company are eligible to participate in the Plan upon date of hire.  Other Kodak employees, ambassadors, co-ops and special program employees, as defined by the Plan, are not eligible to participate in the Plan.

Contributions

The Plan includes a salary reduction provision allowing eligible Kodak participants to defer up to a certain percentage of eligible compensation as defined in the Plan.  The maximum deferral for Plan years 2010 and 2009 was limited to 75% of the aggregate of eligible salary and certain related incentive compensation.  Participants direct the investment of their contributions in 1% increments into various investment options offered by the Plan, which include common collective trusts, a stock fund, and a self-directed brokerage account.  Participants can invest in mutual funds through the self-directed brokerage account.  Participants are eligible to make transfers between investment funds on a daily basis.  Effective January 1, 2000, the Company began to match SIP contributions for an amount up to 3% of wages for employees who contributed up to 5% of their wages to SIP and who also participated in the Cash Balance Plus portion of the Kodak Retirement Income Plan.  Effective January 1, 2009, the Company suspended its matching contributions.  Effective January 1, 2010, the Company reinstated the matching contributions.  Company match funds cannot be used for loans or hardship withdrawals.

Vesting

Participants are vested immediately in their contributions, Company matching contributions, and actual earnings.

Notes Receivable from Participants

The Plan allows a participant to borrow from their account balance provided that the aggregate of the participant’s outstanding loans will not exceed the lesser of: 1) $50,000 less the highest outstanding loan balance during the previous 12 months, or 2) 50% of the current value of the participant’s account balance.  A new loan must be at least $1,000 and repaid over a period not to exceed five years from the date of the loan.  In accordance with the Plan provisions, the rate of interest is fixed at the discretion of the Plan Administrator at rates that are commensurate with the prime rate.

Payment of Benefits

Benefit payments are made upon retirement, death, disability or termination of employment.  The Plan also provides for in-service withdrawals by participants including obtaining age 59 ½ and for hardships.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions, and an allocation of Plan earnings or losses, and charged with the participant’s withdrawals and with an allocation of administrative expenses.  Allocations are based on participant account balances, as defined by the Plan Document.

Plan Termination

While the Company expects to continue the Plan, it has the right to discontinue contributions and amend or terminate the Plan at any time, for any reason.  In the event that contributions to the Plan are discontinued, the Plan Trustee will continue to administer the Trust.  In the event of the termination of the Trust as a result of or incident to termination of the Plan, the participants will be paid in accordance with the provisions of the Plan and ERISA.

Administrative Expenses

Each participant in the Plan is charged a flat annual fee for Plan recordkeeping and Plan Trustee expenses.  The fee is charged monthly to each participant’s account.  Additional fees are charged to individual participants for various services provided by T. Rowe Price.  The Company pays administrative expenses to the extent they are not paid by the Plan.

NOTE 2:  SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan operates on a fiscal year ending December 30.

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investments as well as the adjustment of the investments from fair value to contract value relating to fully benefit-responsive investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis relative to fully benefit-responsive investment contracts.  The Plan’s Fixed Income Fund, which includes a guaranteed investment contract (GIC) and synthetic investment contracts (SICs), is fully benefit-responsive.

Investment Valuation and Income Recognition

The fair value of the Plan’s GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.  Individual assets of the Plan’s SICs are valued at fair values.  The fair value of the Plan’s  wrap contract for its SIC is determined using the market approach discounting methodology which incorporates the difference between current market level rates for the contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted based on current yields of similar instruments with comparable durations as of the reporting date.

Interests in common/collective trust (pooled) funds reflect fair values based on the unit prices quoted by the funds, representing the fair values of the underlying investments.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at December 30.  Current values of all other investments are based upon active market quotations on national exchanges, if available, at December 30, or, if not available, upon amounts believed by the Plan Administrator to be realizable at that time.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Recently Adopted Accounting Pronouncement

Accounting Standards Update (ASU) No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans,” requires loans to participants to be classified as Notes Receivable from Participants, which are segregated from Investments at Fair Value, at their unpaid principal balance plus any accrued, but unpaid, interest.  ASU No. 2010-25 is effective for fiscal years ending after December 15, 2010 and must be applied retrospectively to all periods presented.  The adoption of this guidance in 2010 did not impact the Net assets available for benefits for any of the periods presented.

NOTE 3:  RISKS AND UNCERTAINTIES

The Plan invests in investment securities, which are exposed to various risks, such as interest rate, credit, and market risks.  Due to the level of risk associated with these securities, it is reasonably possible that changes in their values will occur in the near term and such changes could have a material effect on participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 4:  SECURITIES LENDING PROGRAM

The Plan participates in a securities lending program with the Trustee.  The program allows the Trustee to loan securities, which are assets of the Plan, to approved Borrowers.  The Trustee requires Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan.  The collateral required is 102 percent of the fair value of U.S. securities borrowed and 105 percent for foreign securities borrowed.  The Plan bears the risk of loss with respect to the unfavorable change in fair value of the invested cash collateral.  However, the Borrower bears the risk of loss related to the decrease in the fair value of the securities collateral and, therefore, may have to deliver additional cash or securities to maintain the required collateral.  In the event of default by the Borrower, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities.  In each case, the Trustee would apply the proceeds from the collateral to make the Plan whole.

The fair value of the securities on loan to Borrowers at December 30, 2010 and 2009 was $1,689.2 million and $1,293.0 million, respectively.  The Plan held cash collateral of $1,705.4 million and $1,320.7 million for securities on loan at December 30, 2010 and 2009, respectively, and $19.2 million and $0.3 million of non-cash collateral for securities on loan at December 30, 2010 and 2009, respectively.  Non-cash collateral consists of U.S. government issues and letters of credit.  A portion of the income generated from invested cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Trustee in its capacity as a lending agent.  Based on an agreement in 2009, all securities lending income allocated to the Plan is used to pay down the securities lending collateral deficiency discussed below.  Securities lending income allocated to the Plan amounted to $1.3 million for 2010.  Securities lending income allocated to the Trustee amounted to $0.4 million for 2010.

The Plan reinvests the cash collateral into various securities.  The market value of the underlying investments in the cash collateral pool was approximately $1,693.0 million at December 30, 2010.  If the Plan were to terminate the securities lending program as of the Plan year end, there would be a shortfall in the amount of $12.4 million between the cash collateral required to be returned to the Borrowers and the market value of the investments in the cash collateral pool.

The Plan has recorded a liability in the Fixed Income Fund of approximately $11.7 million and $13.8 million at December 30, 2010 and 2009, respectively, as a result of certain assets experiencing a permanent decline in market value and being deemed by management as not fully recoverable.  The Plan has no current intentions to terminate the securities lending program.

NOTE 5:  INVESTMENT CONTRACTS

The Fixed Income Fund held the following GIC as of December 30, 2010:

Issuer	Contract Rate	Maturity Date

John Hancock Mutual Life	6.79%	07/05/11

The GIC issuer maintains the contributions in the respective general accounts and is contractually obligated to repay the principal and a specified guaranteed interest rate.  There are no reserves against contract value for credit risk.  The crediting interest rate is a fixed contractual rate.

The Fixed Income Fund also held the following SICs as of December 30, 2010:

Issuer/Wrapper	Inception Date

Commonwealth General Corp (AEGON)	2001
JP Morgan Chase	2001
State Street Bank & Trust	2004
Pacific Life Insurance Company	2008

A SIC is a wrap contract paired with an underlying investment portfolio, owned by the Fixed Income Fund, of fixed income securities.  Interest rates on the SICs are generally reset quarterly by the issuer. Investment gains and losses are amortized over the duration of the contract in the calculation of the interest rate credited to participants.  The issuers of the wrap contracts provide assurance that future adjustments to the crediting rate cannot result in a rate less than zero.  The crediting rate is based on the current yield-to-maturity, the duration of the portfolio, and the amortization of gains and losses (defined as the difference between the market value and contract value).  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events could limit the ability of the Plan to transact at contract value with the GIC or SIC.  Such events include the following: (i) amendments to the Plan Documents (including complete or partial Plan termination or merger with another plan); (ii) distribution of participant communication intended or designed to induce participants to make withdrawals from the Plan, not to transfer funds to the investment or to transfer funds out of the investment; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. closing of a unit, plant or facility, the sale, spin-off or merger of a subsidiary or division of the Plan sponsor, a merger or consolidation of the Plan with another plan or a spin-off of a portion of the assets of the Plan to another plan, a group termination or layoff by the Plan sponsor) which cause a significant withdrawal from the Plan that would detrimentally impact the issuer; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GIC does not permit the issuer to terminate the contract prior to the scheduled maturity date.  However, the SICs generally impose conditions on both the Plan and the issuer.  The issuer may elect to terminate a contract if an event of default occurs by the Plan and is not cured.  Such events include the following: (i) failure to pay an amount due to the issuer; (ii) failure to comply with or perform any material obligation; (iii) a material misrepresentation; (iv) termination of the Plan; or (v) failure of the Plan to qualify under the Internal Revenue Code.  The Plan may elect to terminate the contract if an event of default occurs by the issuer and is not cured.  Such events include the following: (i) failure to pay an amount owed by the issuer; (ii) failure to comply with, or perform any material obligation; (iii) a material misrepresentation; or (iv) the insolvency of the issuer.

The terms of a SIC generally provide for settlement of payments upon termination of the contract or total liquidation of the covered investments.  Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer.  Contract termination occurs whenever the contract value or market value of the covered investments reach zero or upon certain events of default.  If a contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination.  If a contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests.  Contract termination also may occur by either party upon election and notice.

Average yields for the GIC and SICs, all of which are fully benefit-responsive, are as follows:

Average yields for GIC and SICs	2010	2009

Based on actual earnings	2.50%	3.12%
Based on interest rate credited to participants	4.27%	4.49%

NOTE 6:  FAIR VALUE MEASUREMENTS

The Plan follows the guidance in Accounting Standards Codification (ASC) Topic 820, “Fair Value Measurement and Disclosure,” with regard to measuring and disclosing fair value.  ASC Topic 820 sets forth a definition of fair value, and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The levels within the fair value hierarchy are as follows:
•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly.
•	Level 3 inputs are unobservable inputs.

The following table sets forth financial assets measured at fair value in the Statement of Net Assets Available for Benefits and the respective levels to which the fair value measurements are classified within the fair value hierarchy as of December 30, 2010 and 2009:

(in thousands)	Total As of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs
Description	December 30, 2010	(Level 1)	(Level 2)	(Level 3)

Financial Assets
Common/collective trusts	$1,856,182	$-	$1,856,182	$-
Fixed income fund - U.S. government securities	2,103,330	-	2,103,330	-
Fixed income fund - Corporate debt instruments	1,746,383	-	1,746,383	-
Fixed income fund - Other investments	148,187	-	148,187	-
Fixed income fund - Common collective trust	83,060	-	83,060	-
Fixed income fund - Cash and Receivables	112,253	-	112,253	-
Fixed income fund - Liabilities for pending settlements	(156,810)	-	(156,810)	-
Fixed income fund - Group annuity contract	500,572	-	-	500,572
Fixed income fund - NISA/AEGON (Wrapper)	9,737	-	-	9,737
Mutual funds	263,866	263,866	-	-
Common stock	30,275	30,275	-	-
Total	$6,697,035	$294,141	$5,892,585	$510,309

(in thousands)	Total As of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs
Description	December 30, 2009	(Level 1)	(Level 2)	(Level 3)

Financial Assets
Common/collective trusts	$1,710,058	$-	$1,710,058	$-
Fixed income fund - U.S. government securities	1,818,091	-	1,818,091	-
Fixed income fund - Corporate debt instruments	1,843,001	-	1,843,001	-
Fixed income fund - Other investments	58,023	-	58,023	-
Fixed income fund - Common collective trust	325,561	-	325,561	-
Fixed income fund - Liabilities for pending settlements	(27,227)	-	(27,227)	-
Fixed income fund - Group annuity contracts	598,682	-	-	598,682
Fixed income fund - NISA/AEGON (Wrapper)	4,862	-	-	4,862
Mutual funds	249,796	249,796	-	-
Common stock	22,079	22,079	-	-
Total	$6,602,926	$271,875	$5,727,507	$603,544

The table below sets forth a summary of the changes in the fair values of the Plan’s level 3 investment assets for the year ended December 30, 2010:

	Level 3 Assets for the Year Ended December 30, 2010
(in thousands)	Group Annuity Contract	NISA/AEGON (Wrapper)

Balance, December 31, 2009	$ 598,682	$ 4,862
Interest credited	35,189	-
Unrealized (losses) gains relating to assets still held at December 30, 2010	(21,663)	4,875
Purchases, sales, issuances, and settlements, net	(111,636)	-
Balance, December 30, 2010	$ 500,572	$ 9,737

NOTE 7:  NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

Net appreciation in fair value of investments for the fiscal year ended on December 30, 2010 is:

(in thousands)

Eastman Kodak Company Common Stock	$7,149
Interest in Common Collective Trust Funds	188,653
Mutual Funds	34,529
Other	123
$230,454

NOTE 8:  SIGNIFICANT INVESTMENTS

The following table represents investments having a fair value equal to or greater than 5% of net assets available for benefits at December 30:

			Fair
	Maturity	Interest	Value
Investment	Date	Rate	(in thousands)

2010

John Hancock Mutual Life Ins. GIC	7/5/2011	6.79%	$ 500,572

2009

John Hancock Mutual Life Ins. GIC	7/5/2011	6.79%	$ 491,090

NOTE 9:  FEDERAL INCOME TAX STATUS

In November 2002, the Plan received a favorable tax determination letter from the Internal Revenue Service (IRS) in which the IRS stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving such letter.  The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  The Plan applied for a new determination letter on December 20, 2010 and received acknowledgement of receipt from the IRS on January 14, 2011.

Additionally, GAAP requires Plan management to evaluate the tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 30, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

NOTE 10:  RELATED PARTY TRANSACTIONS

During 2010 and 2009, certain Plan investments were shares of mutual funds and institutional trust funds managed by T. Rowe Price.  T. Rowe Price Retirement Plan Services, Inc. has been the record keeper since January 1, 2002; therefore, these transactions constitute related party transactions.  Fees paid by the Plan to T. Rowe Price for recordkeeping and administrative services amounted to approximately $2.1 million for the fiscal year ended December 30, 2010.

The Kodak Stock Fund and the Fixed Income Fund hold small amounts of cash invested in short-term investments managed by BNY Mellon Trust, the parent of the Plan Trustee.  In addition, the Fixed Income Fund includes corporate debt instruments issued by BNY Mellon Corp.  Transactions in these investments constitute related party transactions.

The Plan allows participants to invest in Company stock through the Kodak Stock Fund.  At December 30, 2010 and 2009, the Plan held Kodak stock with a fair value of $30.3 million (5,484 shares) and $22.1 million (5,082 shares), respectively.  During the year ended December 30, 2010, the Plan purchased shares in the Fund in the amount of $52.9 million, sold shares in the Fund in the amount of $51.3 million, and had net appreciation in the Fund in the amount of $7.2 million.

Notes receivable from participants also constitute related party transactions.

NOTE 11:  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of amounts from the Plan financial statements to the Plan’s Form 5500 at December 30:
(in thousands)

	2010	2009

Net Assets Available for Benefits (per the Financial Statements)	$6,635,316	$6,549,596

Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts	102,152	96,311

Net Assets Available for Benefits (per the Form 5500)	$6,737,468	$6,645,907

Net Increase in Net Assets Available for Benefits (per the Financial Statements)	$85,720

Change in adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts	5,841

Net Income (per the Form 5500)	$91,561

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2010
(in thousands)

	Maturity	Interest	Current
Description	Date	Rate	Value

	FIXED INCOME FUND

Group Annuity Contract:
JOHN HANCOCK MUTUAL LIFE INSURANCE CO	07/05/11	6.7900%	$ 500,572

Investment Contract:
NISA/AEGON (WRAPPER)		4.0600%	$ 9,737

U.S. Government Securities:
FEDERAL FARM CR BK CONS BD	8/25/11-02/21/13	1.7500%-3.8750%	$ 11,115
FEDERAL HOME LN BK CONS BD	7/27/11-06/21/13	1.6250%-5.7500%	60,137
FEDERAL HOME LN MTG CORP	01/15/12-10/28/13	0.3750%-5.7500%	103,052
FEDERAL NATL MTG ASSN	04/20/12-10/15/13	1.2500%-6.1250%	101,564
FEDERAL NAT MTG ASSN MTN	10/30/12	0.5000%	17,445
FHLMC MULTICLASS MTG 3128 BA	01/15/24	5.0000%	86
FNMA GTG REMIC P/T 06-51 PA	02/25/30	5.5000%	856
US CENTRAL FEDERAL CREDIT UNIO	10/19/12	1.9000%	6,656
U.S. TREASURY BONDS	10/31/11-8/15/40	0.0000%-5.3750%	1,802,419
Total U.S. Government Securities			$ 2,103,330

Corporate Debt Instruments:
ABBOTT LABORATORIES	11/30/37	6.1500%	$ 1,066
ABBOTT LABORATORIES	04/01/39	6.0000%	1,293
ACE INA HOLDINGS	11/23/15	2.6000%	1,428
AEP TEXAS CENTRAL TRANSIT 1 A5	01/15/17	6.2500%	5,546
AEP TEXAS CENTRAL TRANSIT A A3	07/01/17	5.0900%	3,185
AEP TEXAS CENTRAL TRANSIT A A5	07/01/20	5.3060%	4,038
AEP TEXAS CENTRAL TRANSIT A A4	01/01/18	5.1700%	2,184
AEP TEXAS NORTH CO	03/01/13	5.5000%	328
AETNA INC NEW SR NT	12/15/37	6.7500%	390
AETNA INC	06/15/36	6.6250%	360
AETNA INC	09/01/20	3.9500%	2,011
AFFILIATED COMPUTER SERVICES	06/01/15	5.2000%	532
AGILENT TECHNOLOGIES INC	09/14/12	4.4500%	1,718
AGILENT TECHNOLOGIES INC	07/15/20	5.0000%	2,219
AIG LIFE HOLDINGS US INC	02/15/29	6.6250%	511
ALCOA INC	02/23/19	5.7200%	2,101
ALCOA INC	02/23/22	5.8700%	2,569
ALLIED WORLD INSURANCE	11/15/20	5.5000%	1,757
ALLSTATE CORP	05/09/35	5.5500%	1,485
ALLTEL CORP	07/01/12	7.0000%	2,149
ALLTEL CORP	07/01/32	7.8750%	1,487
ALLTEL CORP	07/01/32	7.8750%	1,089
ALLY AUTO RECEIVABLES TRU 1 A4	12/15/14	2.3000%	3,314
ALLY AUTO RECEIVABLES TRU 2 A3	07/15/14	1.3800%	2,363
ALLY FINANCIAL INC	10/30/12	1.7500%	13,161
ALLY FINANCIAL INC	12/19/12	2.2000%	12,853
ALTRIA GROUP INC	11/10/38	9.9500%	1,577
ALTRIA GROUP INC	02/06/39	10.2000%	1,655
ALTRIA GROUP INC	08/06/19	9.2500%	1,517
ALTRIA GROUP INC	11/10/13	8.5000%	1,433
ALTRIA GROUP INC	02/06/39	10.2000%	1,876
AMERICA MOVIL SAB DE CV	01/15/15	5.7500%	1,843
AMERICA MOVIL SAB DE CV	03/01/35	6.3750%	1,737
AMERICAN EXPRESS CO	03/19/18	7.0000%	263
AMERICAN EXPRESS CO	05/20/19	8.1250%	4,430
AMERICAN INTERNATIONAL GROUP I	10/18/16	5.6000%	1,980
AMERICAN INTERNATIONAL GROUP I	10/01/15	5.0500%	1,963
AMERICAN INTERNATIONAL GROUP I	08/15/18	8.2500%	1,913
AMERIPRISE FINANCIAL INC	03/15/20	5.3000%	1,593
AMGEN INC	10/01/41	4.9500%	2,009
ANGLOGOLD ASHANTI HOLDINGS PLC	04/15/40	6.5000%	3,754
ANHEUSER-BUSCH COS INC	11/01/41	6.0000%	465
ANHEUSER-BUSCH INBEV WORLDWIDE	01/15/15	4.1250%	5,034
ANHEUSER-BUSCH INBEV WORLDWIDE	01/15/20	5.3750%	3,529
AON CORP	09/30/40	6.2500%	776
AON CORP	09/30/20	5.0000%	826
APACHE CORP	07/01/19	7.6250%	3,120
ARCELORMITTAL	06/01/18	6.1250%	3,199
ASSOCIATES CORP OF NORTH AMERI	11/01/18	6.9500%	3,623
ASSURANT INC	02/15/14	5.6250%	568
ASSURANT INC	02/15/34	6.7500%	1,497
ASTRAZENECA PLC	09/15/17	5.9000%	1,171
AT&T INC	09/01/37	6.5000%	4,547
AT&T INC	01/15/38	6.3000%	284
AT&T INC	09/01/37	6.5000%	2,584
AVALONBAY COMMUNITIES INC	03/15/13	4.9500%	3,130
AXIS SPECIALTY FINANCE LLC	06/01/20	5.8750%	2,920
BA CREDIT CARD TRUST A1 A1	06/15/19	VAR RT	7,630
BAKER HUGHES INC	09/15/40	5.1250%	481
BANK AMER CORP SUB NT	01/15/11	7.4000%	673
BANK OF AMERICA AUTO TRUS 2 A4	06/15/17	1.9400%	4,037
BANK OF AMERICA CORP	09/01/17	6.0000%	1,932
BANK OF AMERICA CORP	09/15/37	6.5000%	788
BANK OF AMERICA CORP	12/01/17	5.7500%	2,355
BANK OF AMERICA CORP	05/01/13	4.9000%	987
BANK OF AMERICA CORP	10/15/11	7.1250%	659
BANK OF AMERICA CORP	06/15/14	5.3750%	736
BANK OF AMERICA CORP	08/15/11	5.3750%	2,726
BANK OF AMERICA CORP	12/01/17	5.7500%	3,126
BANK OF AMERICA CORP	08/01/16	6.5000%	89
BANK OF AMERICA CORP	07/01/20	5.6250%	11,143
BANK OF AMERICA CORP	06/15/12	3.1250%	5,805
BANK OF AMERICA CORP	04/30/12	2.1000%	4,607
**BANK OF NEW YORK MELLON CORP/T	04/01/13	4.5000%	5,023
**BANK OF NEW YORK MELLON CORP/T	08/27/13	5.1250%	1,112
BANK ONE CORP	10/15/26	7.6250%	1,493
BANK ONE CORP	01/30/13	5.2500%	1,002
BARCLAYS BANK PLC	05/22/19	6.7500%	4,170
BARCLAYS BANK PLC	01/08/20	5.1250%	987
BARCLAYS BANK PLC	07/10/14	5.2000%	827
BARRICK NORTH AMERICA FINANCE	09/15/18	6.8000%	1,476
BARRICK PD AUSTRALIA FINANCE P	10/15/39	5.9500%	95
BEAR STEARNS COMMERCI PW16 AAB	06/11/40	VAR RT	4,251
BEAR STEARNS COMMERCIA PW13 A3	09/11/41	5.5180%	2,356
BEAR STEARNS COS LLC/THE	02/01/12	5.3500%	2,138
BEAR STEARNS COS LLC/THE	10/02/17	6.4000%	1,717
BELLSOUTH CORP	06/15/34	6.5500%	3,548
BELLSOUTH TELECOMMUNICATIONS I	06/01/28	6.3750%	889
BESTFOODS	12/15/26	7.2500%	686
BLACKROCK INC	12/10/14	3.5000%	2,021
BLACKROCK INC	12/10/12	2.2500%	685
BMW VEHICLE LEASE TRUST 1 A3	03/15/12	2.9100%	757
BMW VEHICLE LEASE TRUST 1 A4	01/15/14	0.9600%	3,799
BMW VEHICLE OWNER TRUST A A4	10/25/16	2.1000%	5,095
BP CAPITAL MARKETS PLC	11/07/13	5.2500%	3,704
BP CAPITAL MARKETS PLC	10/01/15	3.1250%	2,938
BURLINGTON NORTHERN SANTA FE L	05/01/40	5.7500%	2,412
BURLINGTON NORTHERN SANTA FE L	06/01/36	7.2900%	575
BURLINGTON NORTHERN SANTA FE L	03/15/18	5.7500%	1,770
BURLINGTON NORTHERN SANTA FE L	05/01/17	5.6500%	1,821
CAMERON INTERNATIONAL CORP	07/15/38	7.0000%	767
CAPITAL AUTO RECEIVABLES A 2 B	12/15/11	5.0700%	261
CAPITAL ONE FINANCIAL CORP	09/01/16	6.1500%	5,605
CAPITAL ONE FINANCIAL CORP	09/15/11	5.7000%	1,506
CAPITAL ONE FINANCIAL CORP	05/23/14	7.3750%	4,867
CAPITAL ONE MULTI-ASSET A3 A3	12/17/18	5.0500%	4,760
CAPITAL ONE MULTI-ASSET A7 A7	06/15/15	4.7000%	3,314
CAPITAL ONE MULTI-ASSET A7 A7	07/15/20	5.7500%	7,712
CAREFUSION CORP	08/01/14	5.1250%	2,338
CARMAX AUTO OWNER TRUST 2 A3	02/16/15	1.4100%	5,185
CAROLINA POWER & LIGHT CO	07/15/12	6.5000%	1,395
CAROLINA POWER & LIGHT CO	12/15/15	5.2500%	829
CATERPILLAR FINANCIAL SERVICES	02/17/14	6.1250%	3,436
CATERPILLAR FINANCIAL SERVICES	12/17/12	1.9000%	777
CBS CORP	10/15/40	5.9000%	2,080
CELLCO PARTNERSHIP / VERIZON W	11/15/18	8.5000%	394
CELLCO PARTNERSHIP / VERIZON W	02/01/14	5.5500%	1,911
CELLCO PARTNERSHIP / VERIZON W	11/15/18	8.5000%	690
CENOVUS ENERGY INC	11/15/39	6.7500%	2,862
CENTERPOINT ENERGY HOUSTON ELE	03/01/14	7.0000%	1,752
CENTERPOINT ENERGY HOUSTON ELE	07/01/23	5.6000%	1,803
CENTERPOINT ENERGY RESOURCES C	05/15/18	6.0000%	2,267
CENTERPOINT ENERGY TRANSI 1 A1	08/15/39	1.9900%	994
CENTERPOINT ENERGY TRANSI 1 A2	08/15/18	3.5790%	6,233
CENTERPOINT ENERGY TRANSI 1 A3	08/15/23	4.2430%	2,311
CENTERPOINT ENERGY TRANSI A A4	08/01/19	5.1700%	1,750
CHASE ISSUANCE TRUST A17 A	10/15/14	5.1200%	441
CHASE ISSUANCE TRUST A2 A2	04/16/18	5.1600%	1,172
CHASE ISSUANCE TRUST A3 A3	04/15/19	5.2300%	6,904
CHASE ISSUANCE TRUST A4 A4	03/15/15	4.6500%	3,229
CHUBB CORP	05/11/37	6.0000%	4,747
CINCINNATI FINANCIAL CORP	11/01/34	6.1250%	807
CINTAS CORP NO 2	08/15/36	6.1500%	973
CISCO SYSTEMS INC	01/15/40	5.5000%	5,997
CISCO SYSTEMS INC	02/15/39	5.9000%	1,333
CIT EQUIPMENT COLLATERA VT1 A3	08/22/11	6.5900%	620
CITIBANK CREDIT CARD ISS A1 A1	02/07/20	5.3500%	7,864
CITIBANK CREDIT CARD ISS A8 A8	09/20/19	5.6500%	7,688
CITIBANK NA	12/28/12	1.7500%	16,304
CITIBANK NA	08/10/11	1.3750%	3,540
CITIBANK OMNI MASTER T A17 A17	11/15/18	4.9000%	7,962
CITIGROUP FUNDING INC	10/22/12	1.8750%	14,319
CITIGROUP FUNDING INC	11/15/12	1.8750%	10,217
CITIGROUP FUNDING INC	07/12/12	2.1250%	2,580
CITIGROUP FUNDING INC	12/10/12	2.2500%	4,116
CITIGROUP INC	10/31/33	6.0000%	197
CITIGROUP INC	08/25/36	6.1250%	1,386
CITIGROUP INC	08/15/17	6.0000%	6,617
CITIGROUP INC	03/05/38	6.8750%	1,560
CITIGROUP INC	07/15/39	8.1250%	1,917
CITIGROUP INC	08/12/14	6.3750%	2,351
CITIGROUP INC	08/09/20	5.3750%	1,626
CITIGROUP INC	10/17/12	5.3000%	6,843
CITIGROUP INC	10/15/14	5.5000%	1,467
CITIGROUP INC	05/19/15	4.7500%	2,121
CITIGROUP INC	12/09/11	2.8750%	3,587
CITIGROUP INC	04/30/12	2.1250%	5,118
CLIFFS NATURAL RESOURCES INC	10/01/20	4.8000%	3,843
CLIFFS NATURAL RESOURCES INC	03/15/20	5.9000%	1,492
CLOROX CO	10/15/12	5.4500%	1,879
CNA FINANCIAL CORP	08/15/20	5.8750%	1,708
CNH EQUIP TR 09-A CL A-4	12/16/13	7.2100%	2,697
CNH EQUIPMENT TRUST 2010-C A4	05/16/16	1.5900%	1,962
CNH EQUIPMENT TRUST A A4	01/15/16	2.4900%	7,660
CNH EQUIPMENT TRUST B A4	10/15/14	5.1700%	7,374
CNH EQUIPMENT TRUST B A4	01/17/17	1.7400%	5,452
CNH EQUIPMENT TRUST B A4A	11/17/14	5.6000%	1,033
CNH EQUIPMENT TRUST C A4	08/17/15	3.0000%	4,379
COCA-COLA CO/THE	11/15/20	3.1500%	1,023

**Parties-in-interest

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2010
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

COCA-COLA FEMSA SAB DE CV	02/15/20	4.6250%	972
COMCAST CABLE COMMUNICATIONS H	03/15/13	8.3750%	8,217
COMCAST CABLE COMMUNICATIONS L	06/15/13	7.1250%	1,377
COMCAST CORP	06/15/35	5.6500%	862
COMCAST CORP	06/15/16	4.9500%	2,304
COMCAST CORP	01/15/17	6.5000%	5,393
COMCAST CORP	08/15/37	6.9500%	1,562
COMCAST CORP	11/15/35	6.5000%	1,259
COMCAST CORP	07/01/39	6.5500%	2,547
COMMIT TO PUR FNMA SF MTG	01/01/41	4.5000%	30,683
COMMONWEALTH REIT	01/15/13	6.5000%	1,189
COMMONWEALTH REIT	08/15/16	6.2500%	1,516
CONAGRA FOODS INC	10/01/26	7.1250%	349
CONOCOPHILLIPS	10/15/12	4.7500%	1,852
CONOCOPHILLIPS	10/15/32	5.9000%	764
CONOCOPHILLIPS	02/01/19	5.7500%	776
CONOCOPHILLIPS	02/01/39	6.5000%	2,000
CONSOLIDATED NATURAL GAS CO	12/01/14	5.0000%	610
CONSTELLATION ENERGY GROUP INC	04/01/32	7.6000%	1,311
CONSUMER FUNDING LLC 1 A6	10/20/16	5.7600%	8,026
CONSUMERS ENERGY CO	03/15/15	5.0000%	870
CONTINENTAL AIRLINES INC	07/08/16	9.0000%	2,252
COUNTRYWIDE FINANCIAL CORP	06/07/12	5.8000%	3,394
COVIDIEN INTERNATIONAL FINANCE	10/15/17	6.0000%	4,580
COX COMMUNICATIONS INC	10/01/12	7.1250%	7,630
CREDIT SUISSE AG	01/14/20	5.4000%	2,034
CREDIT SUISSE MORTGAGE C C1 A4	02/15/39	VAR RT	5,051
CREDIT SUISSE MORTGAGE C C2 A3	03/15/39	VAR RT	5,469
CREDIT SUISSE/NEW YORK NY	02/15/18	6.0000%	3,017
CSX CORP	05/01/17	5.6000%	1,073
CSX CORP	04/01/15	6.2500%	9,169
CURATORS UNIV MO SYS FACS REV	11/01/39	5.9600%	604
CVS CAREMARK CORP	06/01/17	5.7500%	5,096
DAIMLER CHRYSLER AUTO TRU D A4	02/08/12	4.9400%	161
DAIMLER FINANCE NORTH AMERICA	09/08/11	5.7500%	3,601
DETROIT EDISON SECURITIZA 1 A5	03/01/15	6.4200%	5,576
DETROIT EDISON SECURITIZA 1 A6	03/01/16	6.6200%	3,595
DEUTSCHE BANK AG/LONDON	05/20/13	4.8750%	5,221
DEUTSCHE TELEKOM INTL FIN B V	06/01/32	9.2500%	1,594
DEVON FINANCING CORP ULC	09/30/11	6.8750%	1,705
DIAGEO CAPITAL PLC	01/30/13	5.2000%	11,141
DIAMOND OFFSHORE DRILLING INC	05/01/19	5.8750%	3,564
DIRECTV HOLDINGS LLC	03/15/20	5.2000%	7,988
DISCOVER BANK/GREENWOOD DE	04/15/20	7.0000%	2,625
DISCOVER CARD EXECUTION 08 A3	10/15/13	5.1000%	1,016
DISCOVER CARD MASTER TRU A1 A1	03/16/20	5.6500%	7,739
DISCOVER CARD MASTER TRU A4 A4	12/15/15	5.6500%	2,207
DISCOVERY COMMUNICATIONS LLC	06/01/40	6.3500%	445
DOMINION RESOURCES INC/VA	11/15/16	5.6000%	340
DOMINION RESOURCES INC/VA	08/15/19	5.2000%	2,825
DOW CHEMICAL CO/THE	05/15/19	8.5500%	6,055
DUKE ENERGY CAROLINAS LLC	01/15/38	6.0000%	973
DUKE ENERGY CAROLINAS LLC	02/15/40	5.3000%	583
DUKE ENERGY CAROLINAS LLC	01/15/18	5.2500%	822
DUKE ENERGY CAROLINAS LLC	11/15/18	7.0000%	2,454
DUKE ENERGY CORP	02/01/14	6.3000%	945
DUKE ENERGY CORP	09/15/19	5.0500%	647
DUKE ENERGY INDIANA INC	09/15/13	5.0000%	2,554
EI DU PONT DE NEMOURS & CO	01/15/13	5.0000%	427
EI DU PONT DE NEMOURS & CO	01/15/21	3.6250%	1,631
EKSPORTFINANA A S USD GBL NT	05/25/16	5.5000%	3,102
EKSPORTFINANS ASA	06/26/17	5.5000%	896
EL PASO NATURAL GAS CO	06/15/32	9.1250%	1,058
ELI LILLY & CO	03/15/17	5.2000%	3,004
EMBARQ CORP	06/01/16	7.0820%	2,878
EMBARQ CORP	06/01/36	7.9950%	1,088
ENCANA HOLDINGS FINANCE CORP	05/01/14	5.8000%	3,476
ENERGY TRANSFER PARTNERS LP	10/15/36	6.6250%	694
ENTERGY ARKANSAS INC	08/01/13	5.4000%	1,739
ENTERGY ARKANSAS NC	02/15/21	3.7500%	1,256
ENTERGY TEXAS INC	02/01/19	7.1250%	500
ENTERGY TEXAS RESTORATION A A1	02/01/16	2.1200%	478
ENTERGY TEXAS RESTORATION A A2	08/01/19	3.6500%	2,098
ENTERGY TEXAS RESTORATION A A3	11/01/23	4.3800%	1,051
ENTERPRISE PRODUCTS OPERATING	04/01/13	5.6500%	1,656
ENTERPRISE PRODUCTS OPERATING	10/15/34	6.6500%	1,468
ENTERPRISE PRODUCTS OPERATING	01/31/19	6.5000%	4,804
ENTERPRISE PRODUCTS OPERATING	09/01/20	5.2000%	1,048
ENTERPRISE PRODUCTS OPERATING	09/01/40	6.4500%	925
EOG RESOURCES INC	02/01/21	4.1000%	732
EOG RESOURCES INC	02/01/16	2.5000%	2,737
EXELON GENERATION CO LLC	10/01/39	6.2500%	1,096
EXPRESS SCRIPTS INC	06/15/14	6.2500%	4,900
FIFTH THIRD BANCORP	03/01/38	8.2500%	1,394
FLORIDA POWER & LIGHT CO	06/01/35	4.9500%	1,127
FLORIDA POWER CORP	06/15/38	6.4000%	1,100
FLORIDA POWER CORP	03/01/33	5.9000%	1,579
FLORIDA POWER CORP	09/15/37	6.3500%	864
FLORIDA POWER CORP	06/15/38	6.4000%	1,324
FORD CR AUTO 07-A CL C	02/15/13	5.8000%	2,097
FORD CR AUTO 08-B CL A-4A	03/15/13	4.9500%	1,039
FORD CREDIT AUTO OWNER T A A4A	06/15/12	5.4700%	329
FORD CREDIT AUTO OWNER T B A3A	05/15/12	4.2800%	301
FORD CREDIT AUTO OWNER TR A A4	05/15/14	6.0700%	4,709
FORD CREDIT AUTO OWNER TR B A4	09/15/15	1.5800%	1,855
FORD CREDIT AUTO OWNER TR E A4	11/15/14	2.4200%	1,591
FORD CREDIT AUTO OWNER TRU B B	11/15/12	5.6900%	1,046
FORD CREDIT AUTO OWNER TRU C C	09/15/12	5.4700%	1,334
FORD CREDIT FLOORPLAN 10-5 A1	09/15/15	VAR RT	2,971
FORDF 2010-3 A1	02/15/17	4.2000%	6,067
GE CAPITAL CREDIT CARD MAS 2 A	07/15/15	3.6900%	749
GE CAPITAL CREDIT CARD MAS 2 A	03/16/20	4.4700%	5,621
GE CAPITAL CREDIT CARD MAS 4 A	11/15/17	3.8000%	6,326
GE EQUIPMENT MIDTICKET 1-A4	07/14/16	1.4700%	2,031
GE EQUIPMENT MIDTICKET LL 1 A4	11/16/20	3.1300%	7,519
GEMNT 2010-3 A	06/15/13	2.2100%	7,620
GENERAL DYNAMICS CORP	07/15/11	1.8000%	1,551
GENERAL ELC CAP CORP	11/09/15	2.2500%	2,922
GENERAL ELEC CAP CORP MTN	01/07/11	1.6250%	4,032
GENERAL ELECTRIC CAPITAL CORP	01/10/39	6.8750%	399
GENERAL ELECTRIC CAPITAL CORP	08/07/19	6.0000%	5,403
GENERAL ELECTRIC CAPITAL CORP	09/16/20	4.3750%	6,767
GENERAL ELECTRIC CAPITAL CORP	03/15/32	6.7500%	2,607
GENERAL ELECTRIC CAPITAL CORP	08/07/37	6.1500%	7,171
GENERAL ELECTRIC CAPITAL CORP	12/09/11	3.0000%	1,847
GENERAL ELECTRIC CAPITAL CORP	06/08/12	2.2000%	5,117
GENERAL ELECTRIC CAPITAL CORP	03/12/12	2.2500%	2,568
GENERAL ELECTRIC CAPITAL CORP	09/28/12	2.0000%	3,078
GEORGIA POWER CO	12/15/15	5.2500%	1,621
GLAXOSMITHKLINE CAPITAL INC	05/15/13	4.8500%	990
GLAXOSMITHKLINE CAPITAL INC	05/15/38	6.3750%	547
GOLDEN WEST FINANCIAL CORP	10/01/12	4.7500%	4,409
GOLDMAN SACHS GROUP INC/THE	01/15/15	5.1250%	1,477
GOLDMAN SACHS GROUP INC/THE	01/15/16	5.3500%	2,025
GOLDMAN SACHS GROUP INC/THE	10/01/37	6.7500%	1,619
GOLDMAN SACHS GROUP INC/THE	01/15/14	5.1500%	4,095
GOLDMAN SACHS GROUP INC/THE	09/01/17	6.2500%	15,158
GOLDMAN SACHS GROUP INC/THE	02/15/19	7.5000%	1,665
GOLDMAN SACHS GROUP INC/THE	06/15/20	6.0000%	5,967
GOLDMAN SACHS GROUP INC/THE	10/15/13	5.2500%	8,117
GOLDMAN SACHS GROUP INC/THE	06/15/12	3.2500%	3,845
GOLDMAN SACHS GROUP INC/THE	07/15/11	1.6250%	4,059
GRUPO TELEVISA SA	05/15/18	6.0000%	3,402
GS MORTGAGE SECURITIES GG4 A4A	07/10/39	4.7510%	2,637
GTE CORP	04/15/18	6.8400%	1,629
GTE CORP	04/15/28	6.9400%	1,876
HALLIBURTON CO	09/15/38	6.7000%	425
HAROT 2010-2 A4	06/18/13	1.9300%	1,777
HARRIS CORP	12/01/17	5.9500%	346
HARSCO CORP	10/15/15	2.7000%	1,734
HARTFORD FINANCIAL SERVICES GR	10/15/16	5.5000%	1,219
HARTFORD FINANCIAL SERVICES GR	03/30/20	5.5000%	936
HARTFORD FINANCIAL SERVICES GR	03/30/40	6.6250%	538
HARTFORD LIFE GLOBAL FUNDING T	02/15/11	5.2000%	1,050
HERSHEY CO/THE	04/01/13	5.0000%	1,209
HESS CORP	10/01/29	7.8750%	480
HESS CORP	08/15/31	7.3000%	1,339
HESS CORP	01/15/40	6.0000%	727
HEWLETT-PACKARD CO	03/01/18	5.5000%	1,027
HOME DEPOT INC	12/16/36	5.8750%	1,715
HOME DEPOT INC	09/15/40	5.4000%	1,122
HONDA AUTO RECEIVABLES OW 1 A4	05/23/16	1.9800%	4,879
HONDA AUTO RECEIVABLES OW 3 A4	09/15/15	3.3000%	6,446
HONEYWELL INTERNATIONAL INC	03/15/37	5.7000%	1,484
HONEYWELL INTERNATIONAL INC	02/15/19	5.0000%	1,885
HONEYWELL INTERNATIONAL INC	03/15/17	5.3000%	1,204
HOSPIRA INC	03/30/17	6.0500%	3,328
HOSPIRA INC	05/15/15	6.4000%	740
HP ENTERPRISE SERVICES LLC	08/01/13	6.0000%	4,080
HSBC BANK PLC	03/15/11	6.9500%	3,444
HSBC BANK USA NA	08/24/20	4.8750%	1,931
HSBC BANK USA NA/NEW YORK NY	08/15/35	5.6250%	797
HSBC FINANCE CORP 144A	01/15/21	6.6760%	1,970
HSBC USA INC	12/16/11	3.1250%	3,185
HUNTINGTON AUTO 08 1 A-3A 144A	04/16/12	4.8100%	538
HUNTINGTON BANCSHARES IN	12/15/20	7.0000%	838
HYDRO-QUEBEC	01/15/22	8.4000%	705
HYUNDAI AUTO RECEIVABLES A A4	11/17/14	5.4800%	1,599
HYUNDAI AUTO RECEIVABLES A A4	12/15/16	2.4500%	4,339
HYUNDAI AUTO RECEIVABLES B A4	03/15/17	1.6300%	2,827
IBERDROLA INTERNATIONAL BV	07/15/36	6.7500%	805
INCO LTD	09/15/32	7.2000%	2,468
INGERSOLL-RAND GLOBAL HOLDING	08/15/13	6.0000%	4,319
INTEGRYS ENERGY GROUP	11/01/20	4.1700%	907
INTERNATIONAL BUSINESS MACHINE	06/15/13	7.5000%	3,340
INTERNATIONAL BUSINESS MACHINE	08/01/27	6.2200%	1,842
INTERNATIONAL BUSINESS MACHINE	01/05/16	2.0000%	1,464
INTERNATIONAL BUSINESS MACHINE	10/15/18	7.6250%	2,214
INTERNATIONAL PAPER CO	06/15/18	7.9500%	8,626
INTERNATIONAL PAPER CO	11/15/39	7.3000%	23
INTUIT INC	03/15/17	5.7500%	2,676
JCP&L TRANSITION FUNDING A A4	06/05/19	6.1600%	1,417
JCP&L TRANSITION FUNDING A A4	06/05/21	5.6100%	2,279
JEFFERIES GROUP INC	06/08/27	6.4500%	1,866
JERSEY CENTRAL POWER & LIGHT C	05/01/16	5.6250%	609
JERSEY CENTRAL POWER & LIGHT C	06/01/17	5.6500%	2,188
JOHN DEERE CAPITAL CORP	03/15/12	7.0000%	1,313
JOHN DEERE OWNER TRUST A A4	10/17/16	2.1300%	7,134
JOHN DEERE OWNER TRUST A A4	05/16/16	3.9600%	3,911
JPMORGAN CHASE & CO	01/15/12	4.5000%	2,602

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2010
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

JPMORGAN CHASE & CO	06/27/17	6.1250%	1,652
JPMORGAN CHASE & CO	10/15/20	4.2500%	1,660
JPMORGAN CHASE & CO	03/01/15	4.7500%	8,028
JPMORGAN CHASE & CO	01/15/18	6.0000%	1,512
JPMORGAN CHASE & CO	04/23/19	6.3000%	10,391
JPMORGAN CHASE & CO	10/15/40	5.5000%	2,268
JPMORGAN CHASE & CO	06/15/12	2.2000%	3,480
JPMORGAN CHASE BANK NA	10/01/17	6.0000%	9,462
KELLOGG CO	12/03/12	5.1250%	2,531
KELLOGG CO	03/06/13	4.2500%	8,054
KFW	10/26/15	1.2500%	4,034
KIMBERLY-CLARK CORP	08/01/37	6.6250%	328
KIMBERLY-CLARK CORP	08/01/17	6.1250%	1,918
KINDER MORGAN ENERGY PARTNERS	03/15/35	5.8000%	1,277
KINDER MORGAN ENERGY PARTNERS	03/15/12	7.1250%	2,175
KINDER MORGAN ENERGY PARTNERS	09/01/39	6.5000%	2,085
KONINKLIJKE PHILIPS ELECTRONIC	03/11/13	4.6250%	972
KONINKLIJKE PHILIPS ELECTRONIC	03/11/38	6.8750%	1,200
KRAFT FOODS INC	08/11/17	6.5000%	4,481
KRAFT FOODS INC	01/26/39	6.8750%	584
KRAFT FOODS INC	02/09/40	6.5000%	1,872
KRAFT FOODS INC	11/01/31	6.5000%	945
KRAFT FOODS INC	02/01/38	6.8750%	1,058
KRAFT FOODS INC	02/10/20	5.3750%	1,993
KREDITANSTALT FUER WIEDERAUFBA	10/15/14	4.1250%	16,267
KROGER CO/THE	08/15/17	6.4000%	1,402
KROGER CO/THE	04/15/13	5.0000%	1,907
LANDESKREDITBANK BADEN-WUERTTE	01/13/12	4.8750%	3,651
LANDWIRTSCHAFTLICHE RENTENBANK	07/02/12	5.2500%	2,943
LB-UBS COMMERCIAL MORTGA C1 A4	02/15/31	5.1560%	2,135
LB-UBS COMMERCIAL MORTGA C6 A4	09/15/39	5.3720%	5,344
LB-UBS COMMERCIAL MORTGA C7 A3	11/15/38	5.3470%	6,337
LINCOLN NATIONAL CORP	04/07/36	6.1500%	3,486
LINCOLN NATIONAL CORP	06/15/40	7.0000%	1,207
LOCKHEED MARTIN CORP	06/01/40	5.7200%	1,434
LOCKHEED MARTIN CORP	09/01/36	6.1500%	1,294
LOCKHEED MARTIN CORP	03/14/13	4.1210%	3,758
LOCKHEED MARTIN TACTICAL SYSTE	09/15/23	7.0000%	1,220
LORILLARD TOBACCO CO	06/23/19	8.1250%	1,576
LOWE'S COS INC	10/15/36	5.8000%	760
LOWE'S COS INC	04/15/40	5.8000%	3,594
MCDONALD'S CORP	10/15/17	5.8000%	628
MERCEDES-BENZ AUTO RECEIV 1 A4	08/15/16	2.1400%	2,142
MERCEDES-BENZ AUTO RECEIV 1 A4	03/15/16	2.4300%	565
MERCK & CO INC	01/15/16	2.2500%	690
MERCK & CO INC	09/15/17	6.0000%	4,261
MERCK & CO INC	05/03/37	5.7600%	578
MERCK & CO INC	03/01/28	6.4000%	1,359
MERCK & CO INC	09/15/37	6.5500%	1,364
MERRILL LYNCH & CO INC	04/25/18	6.8750%	4,185
MERRILL LYNCH & CO INC	09/15/26	6.2200%	1,516
MERRILL LYNCH/COUNTRYWIDE 2 A3	06/12/46	VAR RT	5
MICROSOFT CORP	06/01/39	5.2000%	817
MICROSOFT CORP	10/01/40	4.5000%	981
MIDAMERICAN ENERGY CO	12/30/31	6.7500%	613
MIDAMERICAN ENERGY CO	10/15/36	5.8000%	3,406
MIDAMERICAN ENERGY CO	03/15/18	5.3000%	1,177
MIDAMERICAN ENERGY HOLDINGS CO	09/15/28	8.4800%	468
MIDAMERICAN ENERGY HOLDINGS CO	04/01/36	6.1250%	1,733
MMAF 2009-AA A3	11/15/13	2.3700%	7,081
MMAF 2009-AA A4	01/15/30	3.5100%	7,782
MOBIL CORP	08/15/21	8.6250%	1,733
MORGAN STANLEY	04/01/18	6.6250%	708
MORGAN STANLEY	10/15/15	5.3750%	13,900
MORGAN STANLEY	09/23/19	5.6250%	4,950
MORGAN STANLEY	01/09/17	5.4500%	3,619
MORGAN STANLEY	04/27/17	5.5500%	7,679
MORGAN STANLEY	11/20/14	4.2000%	3,585
MORGAN STANLEY	09/22/11	2.0000%	4,580
NABISCO INC	06/15/15	7.5500%	7,693
NASDAQ OMX GROUP	01/16/18	5.2500%	1,611
NASDAQ OMX GROUP INC/THE	01/15/15	4.0000%	1,618
NATIONAL CITY BANK OF INDIANA	07/01/18	4.2500%	2,050
NATIONAL CITY BANK/CLEVELAND O	06/07/17	5.8000%	982
NATIONAL CITY CORP	05/15/19	6.8750%	969
NATIONWIDE HEALTH PROPERTIES I	07/15/11	6.5000%	1,338
NBC UNIVERSAL INC	04/30/40	6.4000%	890
NBC UNIVERSAL INC	04/01/41	5.9500%	1,803
NCUA GUARANTEED NOTES C1 APT	10/29/20	2.6500%	6,470
NEVADA POWER CO	08/01/18	6.5000%	1,854
NEW CINGULAR WIRELESS SERVICES	03/01/31	8.7500%	3,093
NEW CINGULAR WIRELESS SERVICES	05/01/12	8.1250%	1,188
NEW YORK ST URBAN DEV CORP REV	03/15/39	5.7700%	654
NEW YORK ST URBAN DEV CORP REV	03/15/40	5.8380%	492
NEWELL RUBBERMAID INC	04/15/13	5.5000%	1,798
NEWMONT MINING CORP	04/01/35	5.8750%	818
NEWMONT MINING CORP	10/01/39	6.2500%	1,416
NEWS AMERICA HOLDINGS INC	02/01/13	9.2500%	2,707
NEWS AMERICA HOLDINGS INC	08/01/34	8.4500%	253
NEWS AMERICA INC	12/15/34	6.2000%	2,987
NEWS AMERICA INC	12/15/35	6.4000%	868
NEWS AMERICA INC	04/08/28	7.1250%	684
NEWS AMERICA INC	12/15/14	5.3000%	3,315
NEWS AMERICA INC	08/15/39	6.9000%	3,298
NEXEN INC	07/30/39	7.5000%	853
NOMURA HOLDINGS INC	03/04/15	5.0000%	3,645
NORTHERN STATES POWER CO/MN	03/01/18	5.2500%	2,355
NORTHROP GRUMMAN CORP	11/15/40	5.0500%	1,055
NORTHROP GRUMMAN SYSTEMS CORP	03/01/26	7.8750%	2,755
NOVARTIS SECURITIES INVESTMENT	02/10/19	5.1250%	3,734
OCCIDENTAL PETROLEUM CORP	12/13/13	1.4500%	1,907
OGLETHORPE POWER CORP	11/01/40	5.3750%	820
OHIO EDISON CO	07/15/16	6.4000%	2,888
ONCOR ELECTRIC DELIVERY CO LLC	09/01/38	7.5000%	571
ONCOR ELECTRIC DELIVERY CO LLC	09/30/40	5.2500%	1,244
ONEOK PARTNERS LP	03/01/19	8.6250%	1,913
ORACLE CORP	07/15/40	5.3750%	3,971
ORACLE CORP	04/15/18	5.7500%	2,879
ORACLE CORP	01/15/16	5.2500%	5,527
ORIGEN MANUFACTURED HOUSI A A3	10/15/21	4.9700%	714
PACIFIC BELL TELEPHONE CO	03/15/26	7.1250%	2,005
PACIFICORP	11/15/11	6.9000%	4,199
PACIFICORP	08/01/36	6.1000%	1,582
PACIFICORP	04/01/37	5.7500%	2,396
PACIFICORP	10/15/37	6.2500%	799
PANHANDLE EASTERN PIPELINE CO	11/01/17	6.2000%	1,447
PARKER HANNIFIN CORP	05/15/18	5.5000%	2,827
PEMEX PROJECT FUNDING MASTER T	06/15/35	6.6250%	333
PEMEX PROJECT FUNDING MASTER T	06/15/38	6.6250%	806
PEPSIAMERICAS INC	01/15/15	4.8750%	1,015
PEPSIAMERICAS INC	02/15/14	4.3750%	4,934
PEPSICO INC/NC	11/01/18	7.9000%	3,055
PETRO CDA SR NT	07/15/13	4.0000%	1,604
PETROBRAS INTERNATIONAL FINANC	01/20/20	5.7500%	2,275
PETROBRAS INTERNATIONAL FINANC	01/20/40	6.8750%	4,084
PETROBRAS INTERNATIONAL FINANC	03/01/18	5.8750%	5,006
PETROBRAS INTERNATIONAL FINANC	03/15/19	7.8750%	1,024
PETROLEOS MEXICANOS	01/21/21	5.5000%	3,520
PFIZER INC	03/15/39	7.2000%	2,160
PHILIP MORRIS INTERNATIONAL IN	05/16/18	5.6500%	4,876
PHILIP MORRIS INTERNATIONAL IN	05/16/38	6.3750%	877
PLUM CREEK TIMBR	03/15/21	4.7000%	1,929
PNC FUNDING CORP	02/01/17	5.6250%	991
PNC FUNDING CORP	06/22/11	1.8750%	4,033
POTASH CORP OF SASKATCHEWAN IN	05/15/14	5.2500%	5,244
POTOMAC ELECTRIC POWER CO	11/15/37	6.5000%	1,316
PPL ELECTRIC UTILITIES CORP	08/15/37	6.4500%	1,569
PPL ENERGY SUPPLY LLC	05/01/18	6.5000%	2,072
PREMIER AIRCRAFT LEASING	02/06/22	3.5760%	4,814
PREMIER AIRCRAFT LEASING	04/10/22	3.5470%	5,414
PROCTER & GAMBLE CO/THE	09/01/24	8.0000%	1,029
PROCTER & GAMBLE ESOP DEB SR-A	01/01/21	9.3600%	434
PROGRESS ENERGY INC	04/15/12	6.8500%	434
PRUDENTIAL FINANCIAL INC	12/14/36	5.7000%	4,246
PRUDENTIAL FINANCIAL INC	12/01/17	6.0000%	1,648
PRUDENTIAL FINANCIAL INC	06/21/40	6.6250%	894
PRUDENTIAL FINANCIAL INC	01/14/15	3.8750%	3,325
PSE&G TRANSITION FUNDING 1 A6	06/15/15	6.6100%	1,903
PSE&G TRANSITION FUNDING 1 A8	12/15/17	6.8900%	2,761
PSEG POWER LLC	04/15/13	2.5000%	1,280
PUGET SOUND ENERGY INC	03/15/40	5.7950%	783
PUGET SOUND ENERGY INC	07/15/40	5.7640%	739
QWEST CORP	05/01/16	8.3750%	1,517
RALCORP HOLDINGS INC	08/15/20	4.9500%	845
REGENCY CENTERS LP	06/15/17	5.8750%	357
REINSURANCE GROUP OF AMERICA I	11/15/19	6.4500%	1,826
RIO TINTO ALCAN INC	03/15/31	7.2500%	569
RIO TINTO FINANCE USA LTD	05/01/19	9.0000%	3,767
ROGERS COMMUNICATIONS INC	05/01/12	7.8750%	7,582
ROGERS COMMUNICATIONS INC	05/01/32	8.7500%	802
ROGERS COMMUNICATIONS INC	03/15/15	7.5000%	3,226
ROWAN COS INC	08/01/19	7.8750%	855
ROYAL BANK OF SCOTLAND PLC/THE	03/16/15	4.8750%	3,408
ROYAL BANK OF SCOTLAND PLC/THE	08/23/13	3.4000%	1,352
SAFEWAY INC	08/15/17	6.3500%	1,046
SAFEWAY INC	03/15/14	6.2500%	451
SCANA CORP	05/15/11	6.8750%	1,036
SEMPRA ENERGY	06/01/16	6.5000%	2,094
SHELL INTERNATIONAL FINANCE BV	12/15/38	6.3750%	323
SHELL INTERNATIONAL FINANCE BV	06/28/15	3.1000%	3,945
SLM CORP	05/15/14	5.3750%	1,818
SOUTHERN CALIFORNIA EDISON CO	01/15/16	5.0000%	2,032
SOUTHERN CALIFORNIA EDISON CO	09/01/40	4.5000%	805
SOUTHERN COPPER CORP	07/27/35	7.5000%	910
SOUTHERN COPPER CORP	04/16/40	6.7500%	2,087
SOUTHERN UNION CO	02/01/24	7.6000%	857
SPECTRA ENERGY CAPITAL LLC	09/15/38	7.5000%	946
ST JUDE MEDICAL INC	07/15/14	3.7500%	1,515
STATE STREET BANK AND TRUST CO	03/15/11	1.8500%	4,035
STATOIL ASA	11/15/25	7.1500%	581
STATOIL ASA	09/23/27	7.2500%	2,174
STATOIL ASA	04/15/19	5.2500%	2,229
SUNCOR ENERGY INC	12/01/34	5.9500%	307
SWISS RE SOLUTIONS HOLDING COR	06/15/30	7.7500%	2,883
TALISMAN ENERGY INC	02/01/37	5.8500%	525
TARGET CORP	01/15/38	7.0000%	392
TCI COMMUNICATIONS INC	02/15/26	7.8750%	2,162
TECK RESOURCES LTD	10/01/35	6.1250%	805
TECK RESOURCES LTD	05/15/16	10.2500%	1,880
TELECOM ITALIA CAPITAL SA	09/30/14	4.9500%	1,522

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2010
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

TELECOM ITALIA CAPITAL SA	06/04/38	7.7210%	962
TELECOM ITALIA CAPITAL SA	11/15/13	5.2500%	4,606
TELEFONICA EMISIONES SAU	06/20/16	6.4210%	5,094
TELEFONICA EMISIONES SAU	06/20/11	5.9840%	4,096
TELEFONICA EMISIONES SAU	07/15/19	5.8770%	3,316
TELEFONICA EMISIONES SAU	04/27/15	3.7290%	872
TELEFONICA EMISIONES SAU	04/27/20	5.1340%	967
TELEFONOS DE MEXICO SAB DE CV	11/15/19	5.5000%	1,426
TEVA PHARMACEUTICAL FINANCE CO	02/01/16	5.5500%	4,100
TEVA PHARMACEUTICAL FINANCE CO	02/01/36	6.1500%	2,582
TEVA PHARMACEUTICAL FINANCE II	06/15/15	3.0000%	2,185
THOMSON REUTERS CORP	07/15/13	5.9500%	4,260
TIME WARNER CABLE INC	05/01/17	5.8500%	4,918
TIME WARNER CABLE INC	07/01/13	6.2000%	3,462
TIME WARNER CABLE INC	07/01/18	6.7500%	1,852
TIME WARNER CABLE INC	02/14/14	8.2500%	4,762
TIME WARNER CABLE INC	04/01/19	8.2500%	3,836
TIME WARNER COS INC	02/01/24	7.5700%	4,914
TIME WARNER ENTERTAINMENT CO L	03/15/23	8.3750%	1,917
TIME WARNER ENTERTAINMENT CO L	07/15/33	8.3750%	865
TIME WARNER INC	05/01/32	7.7000%	415
TIME WARNER INC	07/15/40	6.1000%	1,528
TOTAL CAPITAL SA	03/15/16	2.3000%	3,497
TOYOTA AUTO RECEIVABLES O A A3	12/16/13	1.2700%	1,511
TOYOTA AUTO RECEIVABLES O B A4	01/17/17	1.4700%	2,111
TRANSCANADA PIPELINES LTD	10/15/37	6.2000%	767
TRANSCANADA PIPELINES LTD	06/01/15	3.4000%	1,310
TRANSCANADA PIPELINES LTD	06/01/40	6.1000%	1,272
TRANSOCEAN INC	03/15/38	6.8000%	174
TRANSOCEAN INC	11/15/20	6.5000%	1,304
TRANSOCEAN INC	03/15/18	6.0000%	3,351
TRAVELERS COS INC/THE	06/15/37	6.2500%	3,357
TURNER BROADCASTING SYSTEM INC	07/01/13	8.3750%	898
TXU ELECTRIC DELIVERY TRA 1 A3	05/15/18	5.2900%	4,883
TYCO INTERNATIONAL FINANCE SA	01/15/19	8.5000%	2,628
TYCO INTERNATIONAL FINANCE SA	10/15/14	4.1250%	2,134
UBS AG/STAMFORD CT	08/04/20	4.8750%	1,429
UBS AG/STAMFORD CT	12/20/17	5.8750%	3,085
UNILEVER CAPITAL CORP	02/15/19	4.8000%	1,710
UNION ELECTRIC CO	08/01/37	5.3000%	2,349
UNION ELECTRIC CO	04/01/18	6.0000%	973
UNION PACIFIC CORP	02/01/29	6.6250%	2,014
UNION PACIFIC RESOURCES GROUP	05/15/28	7.1500%	2,502
UNIONBANCAL CORP	12/16/13	5.2500%	734
UNITED TECHNOLOGIES CORP	09/15/29	7.5000%	259
UNITED TECHNOLOGIES CORP	04/15/40	5.7000%	1,213
UNITED TECHNOLOGIES CORP	05/15/12	6.1000%	1,492
UNITED TECHNOLOGIES CORP	05/01/35	5.4000%	413
UNITED TECHNOLOGIES CORP	06/01/36	6.0500%	1,361
UNITED TECHNOLOGIES CORP	12/15/17	5.3750%	420
UNITEDHEALTH GROUP INC	03/15/11	5.2500%	1,162
UNITEDHEALTH GROUP INC	03/15/15	4.8750%	540
UNITEDHEALTH GROUP INC	03/15/36	5.8000%	719
US BANCORP	05/15/12	1.8000%	2,544
USAA AUTO OWNER TRUST 1 A4	09/15/15	2.1400%	2,589
USAA AUTO OWNER TRUST 1 A4	09/15/14	4.7700%	2,649
USAA AUTO OWNER TRUST 2 A4	07/15/15	2.5300%	1,029
VALE OVERSEAS LTD	11/21/36	6.8750%	1,455
VALE OVERSEAS LTD	09/15/19	5.6250%	2,434
VALERO ENERGY CORP	06/15/37	6.6250%	2,402
VALERO ENERGY CORP	06/15/17	6.1250%	1,363
VANDERBILT MORTGAGE FINAN A A4	06/07/28	VAR RT	1,138
VANDERBILT MORTGAGE FINAN A A4	05/07/26	6.2100%	1,377
VANDERBILT MORTGAGE FINAN B A4	02/07/26	5.8400%	1,537
VANDERBILT MORTGAGE FINAN C A4	01/07/27	5.9600%	1,227
VANDERBILT MORTGAGE FINAN C A4	08/07/24	6.5700%	1,726
VENDEE MORTGAGE TRUST 1 DA	02/15/35	4.2500%	7,864
VERIZON COMMUNICATIONS INC	04/15/18	6.1000%	4,457
VERIZON COMMUNICATIONS INC	03/01/39	8.9500%	4,972
VERIZON COMMUNICATIONS INC	09/15/35	5.8500%	728
VERIZON GLOBAL FUNDING CORP	12/01/30	7.7500%	803
VERIZON NEW ENGLAND INC	11/15/29	7.8750%	1,410
VERIZON NEW ENGLAND INC	09/15/11	6.5000%	1,285
VFET 2010-1A A3	06/17/13	1.5600%	1,508
VIACOM INC	04/30/36	6.8750%	917
VIRGINIA ELECTRIC AND POWER CO	11/30/37	6.3500%	1,267
VIRGINIA ELECTRIC AND POWER CO	11/15/38	8.8750%	274
VIRGINIA ELECTRIC AND POWER CO	03/01/13	4.7500%	2,054
VIRGINIA ELECTRIC AND POWER CO	01/15/16	5.4000%	4,931
VIRGINIA ELECTRIC AND POWER CO	01/15/36	6.0000%	1,547
VODAFONE GROUP PLC	03/15/16	5.7500%	4,251
VODAFONE GROUP PLC	12/16/13	5.0000%	2,260
VODAFONE GROUP PLC	02/27/37	6.1500%	1,430
VOLKSWAGEN AUTO LOAN ENHA 1 A4	08/22/16	2.1400%	2,270
WACHOVIA BANK NA	11/15/17	6.0000%	863
WACHOVIA BANK NA	01/15/38	6.6000%	1,510
WACHOVIA CORP	08/01/26	STEP	2,631
WACHOVIA CORP	05/01/13	5.5000%	2,000
WAL-MART STORES INC	02/15/11	4.1250%	1,744
WAL-MART STORES INC	08/15/37	6.5000%	1,875
WAL-MART STORES INC	04/15/38	6.2000%	3,440
WAL-MART STORES INC	10/25/40	5.0000%	1,649
WAL-MART STORES INC	09/01/35	5.2500%	1,568
WASTE MANAGEMENT INC	07/15/28	7.0000%	1,560
WASTE MANAGEMENT INC	06/30/20	4.7500%	1,110
WASTE MANAGEMENT INC	11/15/12	6.3750%	1,125
WASTE MANAGEMENT INC	03/11/19	7.3750%	2,086
WEATHERFORD INTERNATIONAL LTD	09/15/40	6.7500%	903
WELLPOINT INC	06/15/37	6.3750%	2,423
WELLPOINT INC	12/15/14	5.0000%	3,607
WELLPOINT INC NT	01/15/11	5.0000%	1,024
WELLS FARGO & CO	10/16/13	4.9500%	1,112
WELLS FARGO & CO	01/31/13	4.3750%	3,764
WELLS FARGO & CO	12/09/11	3.0000%	3,283
WELLS FARGO & CO NEW SR NT	01/12/11	4.8750%	87
WILLIAMS COS INC/THE	01/15/31	7.5000%	521
WILLIAMS PARTNERS LP	03/15/20	5.2500%	1,985
WILLIAMS PARTNERS LP	04/15/40	6.3000%	500
WORLD FINANCIAL NETWORK CR A A	09/15/15	4.6000%	5,202
WORLD FINANCIAL NETWORK CR A A	06/15/15	3.9600%	5,650
WORLD OMNI AUTO RECEIVABL A A4	05/15/15	2.2100%	4,591
WYETH	02/01/14	5.5000%	4,260
WYETH	04/01/17	5.4500%	855
WYETH	04/01/37	5.9500%	2,205
WYETH	02/15/16	5.5000%	8,037
XCEL ENERGY INC	07/01/36	6.5000%	1,620
XEROX CORP	05/15/14	8.2500%	1,652
XSTRATA CANADA CORP	07/15/12	7.2500%	2,522
XSTRATA CANADA CORP	10/15/15	6.0000%	4,195
XSTRATA CANADA CORP	06/15/35	6.2000%	848
Total Corporate Debt Instruments			$ 1,746,383

Other Investments:
AFRICAN DEVELOPMENT BANK	11/23/11	1.0000%	$ 3,662
ATLANTIC CITY ELECTRIC TR 1 A2	10/20/16	4.4600%	605
ATLANTIC CITY ELECTRIC TR 1 A4	10/20/23	5.5500%	6,391
BRAZIL FEDERATIVE REP	01/17/17	6.0000%	5,812
BRAZIL FEDERATIVE REP GBL BD	01/20/37	7.1250%	1,088
BRAZILIAN GOVERNMENT INTERNATI	01/07/41	5.6250%	3,110
CALIFORNIA ST	10/01/39	7.3000%	2,297
CALIFORNIA ST	11/01/40	7.6000%	1,491
CALIFORNIA ST	04/01/39	7.5500%	4,204
CALIFORNIA ST	11/01/40	7.6000%	1,371
CANADIAN NATIONAL RAILWAY CO	08/01/34	6.2500%	1,612
CANADIAN NATURAL RESOURCES LTD	02/01/13	5.1500%	1,098
CANADIAN NATURAL RESOURCES LTD	02/01/18	5.9000%	1,739
CANADIAN NATURAL RESOURCES LTD	05/15/17	5.7000%	1,651
CANADIAN NATURAL RESOURCES LTD	03/15/38	6.2500%	2,381
CANADIAN NATURAL RESOURCES LTD	02/01/18	5.9000%	2,451
CHICAGO ILL O HARE INTL ARPT	01/01/40	6.3950%	1,935
CHICAGO ILL WTR REV	11/01/40	6.7420%	2,758
CLEVELAND ELECTRIC ILLUMINATIN	12/15/13	5.6500%	2,670
CLEVELAND ELECTRIC ILLUMINATIN	12/15/13	5.6500%	1,351
CLEVELAND ELECTRIC ILLUMINATIN	04/01/17	5.7000%	1,415
DALLAS TEX INDPT SCH DIST	02/15/35	6.4500%	1,381
EXPORT-IMPORT BANK OF KOREA	01/14/15	5.8750%	3,154
FED REPUBLIC OF BRAZIL	01/22/21	4.8750%	3,256
FINANCEMENT QUEBEC	10/25/12	5.0000%	1,511
FRANCE TELECOM SA	09/16/15	2.1250%	2,570
FRANCE TELECOM SA NT	03/01/31	VAR RT	1,545
ILLINOIS ST	06/01/33	5.1000%	732
ILLINOIS ST	01/01/15	4.4210%	2,144
ITALY REP SR SUB NT	09/20/16	5.2500%	2,088
KENTUCKY UTILITIES	11/01/40	5.1250%	2,339
KOREA REP NT	06/01/13	4.2500%	3,670
LOS ANGELES CALIF UNI SCH DIST	05/01/27	5.9810%	704
LOS ANGELES CALIF UNI SCH DIST	07/01/34	5.7500%	845
LOUISIANA LOC GOVT ENVIRONMENT	02/01/19	2.4700%	5,924
LOUISIANA LOCAL GOVERNM ELL A4	08/01/24	3.9600%	5,127
METROPOLITAN TRANSN AUTH N Y D	11/15/39	7.3360%	1,875
METROPOLITAN TRANSN AUTH N Y R	11/15/40	6.8140%	2,526
MEXICO GOVERNMENT INTERNATIONA	01/11/40	6.0500%	2,197
NATIONAL RURAL UTILITIES COOPE	11/01/18	10.3750%	2,692
NATIONAL RURAL UTILITIES COOPE	09/16/12	2.6250%	1,014
NEW BRUNSWICK PROV CDA BD	02/21/17	5.2000%	4,243
NEW JERSEY ST TPK AUTH TPK REV	01/01/41	7.1020%	733
NEW JERSEY ST TPK AUTH TPK REV	01/01/41	7.1020%	1,482
NEW YORK N Y	12/01/37	6.2710%	622
NEW YORK N Y CITY TRANSITIONAL	08/01/37	5.5080%	619
NOVA SCOTIA PROVINCE	07/21/15	2.3750%	1,211
ONTARIO (PROVINCE OF)	02/05/15	2.9500%	5,217
ORANGE CNTY CALIF LOC TRANSN A	02/15/41	6.9080%	869
PANAMA REP AMORT GLOBAL BD	01/26/36	6.7000%	406
PORT AUTH N Y & N J	12/01/19	5.3090%	2,134
PROVINCE OF ONTARIO CANADA	06/16/14	4.1000%	87
PROVINCE OF ONTARIO CANADA	09/15/15	1.8750%	3,354
PROVINCE OF QUEBEC CANADA	07/29/20	3.5000%	3,168
PUBLIC SERVICE CO OF COLORADO	08/01/38	6.5000%	1,068
PUBLIC SERVICE ELECTRIC & GAS	05/01/15	2.7000%	1,158
SCOTTISH POWER LTD	03/15/15	5.3750%	451
SOUTHERN CALIF PUB PWR AUTH PW	05/15/17	6.9300%	3,251
TEXAS ST	04/01/39	5.5170%	363
TEXAS ST	04/01/33	4.6310%	1,623
TEXAS ST TRANSN COMMN	04/01/30	5.1780%	637
UFJ FINANCE ARUBA AEC	07/15/13	6.7500%	2,742
UNITED MEXICAN MTN #TR00019	01/15/17	5.6250%	5,016
UNITED MEXICAN STS MTN #00022	02/17/14	5.8750%	3,413
UNITED MEXICAN STS MTN TR00021	03/19/19	5.9500%	960
UNIVERSITY MASS BLDG AUTH PROJ	11/01/40	5.4500%	2,715
UNIVERSITY TEX UNIV REVS	08/15/41	6.2760%	380
UNIVERSITY VA UNIV REVS	09/01/39	6.2000%	1,035
WISCONSIN ST GEN REV	05/01/18	5.2000%	339
WISCONSIN ST GEN REV	05/01/13	4.8000%	505
Total Other Investments			$ 148,187

**Common/Collective Trust:
EB TEMPORARY INVESTMENT FUND II	12/31/40	0.1050%	$ 83,060

Cash and receivables for pending settlements			$ 112,253

Liabilities for pending settlements			$ (156,810)

Total Investment Contract			$ 4,046,140

Total Fixed Income Fund			$ 4,546,712

**Parties-in-interest

	Principal
	Amount or	Current
Description	Shares/Units	Value
**T. Rowe Price Retirement Funds Inc 2005 Trust Fund - Common Collective Trust	3,445	$ 38,510

**T. Rowe Price Retirement Funds Inc 2010 Trust Fund - Common Collective Trust	9,593	106,096

**T. Rowe Price Retirement Funds Inc 2015 Trust Fund - Common Collective Trust	12,906	141,321

**T. Rowe Price Retirement Funds Inc 2020 Trust Fund - Common Collective Trust	25,312	274,384

**T. Rowe Price Retirement Funds Inc 2025 Trust Fund - Common Collective Trust	15,403	164,969

**T. Rowe Price Retirement Funds Inc 2030 Trust Fund - Common Collective Trust	15,321	162,857

**T. Rowe Price Retirement Funds Inc 2035 Trust Fund - Common Collective Trust	4,076	43,078

**T. Rowe Price Retirement Funds Inc 2040 Trust Fund - Common Collective Trust	14,782	156,395

**T. Rowe Price Retirement Funds Inc 2045 Trust Fund - Common Collective Trust	2,756	29,188

**T. Rowe Price Retirement Funds Inc 2050 Trust Fund - Common Collective Trust	385	4,088

**T. Rowe Price Retirement Funds Inc 2055 Trust Fund - Common Collective Trust	757	8,013

**T. Rowe Price Retirement Funds Inc Income Trust Fund - Common Collective Trust	5,793	65,231

Total T. Rowe Price Trust Funds		$ 1,194,130

**Parties-in-interest

	Principal
	Amount or	Current
Description	Shares/Units	Value
TRADELINK BROKERAGE LINK ACCOUNT
Participant - Directed Brokerage Account		$ 263,866

ADMINISTRATIVE FUND
**EB Temporary Investment Fund II - Common Collective Trust		3,281

KODAK STOCK FUND
**Eastman Kodak Company - Common Stock	5,484	30,270
**EB Temporary Investment Fund II - Common Collective Trust		1,500

Rovi Corp	1	5

Total Other Investments		$ 35,056

BARCLAYS GLOBAL INVESTORS US DEBT INDEX FUND - Common Collective Trust	2,630	64,927

BARCLAYS GLOBAL INVESTORS EAFE EQUITY INDEX FUND - Common Collective Trust	4,927	136,036

BARCLAYS GLOBAL INVESTORS RUSSELL 2000 INDEX FUND - Common Collective Trust	7,239	154,400

BARCLAYS GLOBAL INVESTORS EQUITY INDEX FUND - Common Collective Trust	14,953	301,908

Total Barclays Funds		$ 657,271

Total Plan Investments		$ 6,697,035

**Participant Loans - Interest rates range from 3.25% to 8.25% and maturity dates range from January 2011 through January 2015		$ 25,065

**Parties-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Eastman Kodak Employees' Savings and Investment Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                         Eastman Kodak Employees'
                                                                                         Savings and Investment Plan

                                                                                         By:  /s/ Antoinette P. McCorvey

                                                                                         Antoinette P. McCorvey
                                                                                         Chair, Savings and Investment Plan Committee
Date:  June 23, 2011